Filed by Rockley Photonics Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form S-4 File No. 333-255019

Subject Companies:

Rockley Photonics Limited

SC Health Corporation

(Commission File No. 001-38972)

ROCKLEY PHOTONICS

CUSTOMER FREQUENTLY ASKED QUESTIONS

THIS IS NOT INTENDED TO BE A SOLICITATION FOR SUPPORT OF THE TRANSACTION. PLEASE SEE “ADDITIONAL INFORMATION AND WHERE TO FIND IT”

1. What is a SPAC?

A SPAC is a special purpose acquisition company with no commercial operations that is formed strictly to raise capital through an initial public offering (IPO) for the purpose of acquiring an existing company. Also known as “blank check companies,” SPACs have been around for decades. Investors in SPACs can range from well-known private equity funds to the general public.

2. Why did Rockley decide to go public via a SPAC?

The proposed transaction with SC Health will allow Rockley to raise a substantial amount of capital and position the business to accelerate its delivery of truly beneficial technology for the benefit of mankind in an era when health related matters are of utmost concern. We are excited to have been able to achieve this milestone, and we would not be in this position today without the hard work of everyone at Rockley. We believe this path will significantly enhance our ability to scale our technology and operations and accelerate our growth.

3. Why SC Health and what does SC Health bring besides the listing?

SC Health is highly connected in the provision of healthcare services and can assist us in the adoption of the technology throughout the healthcare industry. Better continuous health monitoring stands to help drive efficiency and savings for health insurers; health providers provide better care and treatment at lower cost and, most importantly, enable people to enjoy better health.

4. How does the announcement change Rockley as a company?

Rockley has a unique photonics platform and we have chosen to exploit this differently in different markets.

Health/wellness applications

In the health, wellness and healthcare markets we are building a full stack solution, but this is a B2B model. The delivery of healthcare using our technology stack is our customers’ business, while we provide the enabling elements in the full stack, including the monitoring device (e.g., our tiny module in a customer’s smart watch) and unique ML and AI based analytics that behind the scenes process our rich spectral data to enable health insights and diagnostic support to be delivered by our customers to their consumers/patients.

Datacomms

Business, entertainment, vital medical research, and other aspects of daily life are in many ways connected to hyperscale data centers, which are the nerve centers of the digital economy. To satisfy their bandwidth demands, these data centers require cost-effective, power-efficient optical communication links. We believe that our silicon photonics platform is well positioned to address the burgeoning market for high-bandwidth optical transceiver products.

Our 400G-DR4 chipset provides 400Gb/s of capacity (four lanes of 100Gb/s each) and is targeted at the market for 400GBASE-DR4 Ethernet optics (pluggable transceiver modules) in QSFP-DD and OSFP form factors. This is forecast to be the largest segment within the datacenter optics market for the coming years. The 800G-2DR4 chipset addresses the emerging market for 800Gb/s transceiver modules. This market is expected to take off when switch ASICs with 100Gb/s serdes start being deployed. Whether incorporated in pluggable optical transceiver modules or in co-packaged optics, we believe hyperscale data centers will benefit from the unique advantages that our silicon photonics platform has to offer.

LIDAR

We believe that our silicon photonic platform is ideally suited for delivering sensing solutions needed for machine perception and interrogation at depth, which is increasingly required in industrial automation, robotic vision, including surgical applications, safety, and autonomous applications. Although we believe the inflection point for LiDAR and the automotive market may be approaching, we plan to leverage our core technology readiness and economies of scale from our consumer business to position ourselves for this potential market opportunity.

5. Will there be impact to our current agreements with Rockley?

No there will be no impact. In fact, the capital raised will be put towards accelerating time to market of our first sensing modules and applications.

6. Will there be any changes to our points of contact at Rockley?

At present, we don’t anticipate any changes in your points of contact. As we get closer to the closing of the transaction, we will provide any updated information and address any questions you may have.

7. Will the name of the company change?

No, Rockley will continue to operate as Rockley Photonics Limited. However, after the transaction, it is anticipated that Rockley will operate as a wholly owned subsidiary of a holding company, Rockley Photonics Holdings Limited.

8. Does this structure change how we will do business with Rockley?

The post-transaction structure should not impact how you conduct business with Rockley. As noted, there should be no impact on your current agreements with us and Rockley will continue as an operating company after the transaction.

9. Will Rockley’s stock be publicly traded?

The transaction is structured such that Rockley will become a wholly owned subsidiary of a holding company, Rockley Photonics Holdings Limited. It is anticipated that the holding company will be the publicly traded entity after the transaction closes, with the stock trading under the ticker symbol “RKLY”.

10. How much additional capital will the transaction bring to Rockley?

SC Health and Rockley have raised $150 million in equity from institutional investors. This capital raise is subject to completion of the overall transaction. The funds raised will be combined with up to $93.8 million (net of redemptions through April 16, 2021) that SC Health had already raised from its existing investors (this capital has been maintained in a dedicated trust account since SC Health’s initial public offering). Any further redemptions by SC Health’s existing investors will reduce the amount of the funds available in that trust account for general corporate purposes of the combined company.

11. Will the transaction enable Rockley to accelerate its product development timelines?

We are heavily invested in and focused on meeting our current product development timelines. While we cannot predict the impact of the transaction on our product development timelines, we expect the capital raised will be put towards accelerating time to market of our first sensing modules and applications.

12. Will Rockley’s attention and resources be diverted from its business during the transaction process?

We remain intently focused on our business and our commitment to developing products to address our customer demands and meeting our product timelines.

13. Does the transaction alter Rockley’s overall plans and strategy?

We remain committed to our stated growth plans and objectives and believe the transaction and the anticipated capital raise will better position us to achieve those objectives.

14. Do you anticipate any transition issues in connection with the transaction that would impact our commercial relationship with Rockley?

We remain laser-focused on our business and our customers and on delivering results and we do not intend the transition to detract from this focus. We do not anticipate that the transition to becoming a wholly owned subsidiary of a publicly traded entity will impact our commercial agreements with customers.

15. When is the transaction closing?

We are targeting the transaction closing toward end of Q2, subject of course to customary closing conditions, including required shareholder approvals.

16. What happens if the transaction does not close and will that impact Rockley’s ability to achieve its objectives?

If the transaction does not close, we would not receive the capital raise and would remain as a private operating company. We intend to remain focused on our business, our customers, and our product development efforts and to explore additional financing alternatives as needed.

17. Where can I find out more details about the transaction?

Please see the press release issued on March 19, 2021 and the information below regarding “Additional Information and Where To Find It.”

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking statements” regarding SC Health Corporation (“SC Health”), Rockley Photonics Limited (“Rockley” or the “Company”), Rockley Photonics Holdings Limited (“HoldCo”), Rockley Mergersub Limited, and the combined company. Statements in this communication that are not historical in nature may constitute such forward-looking statements. In addition, any statements that refer to SC Health’s, the Company’s, HoldCo’s, or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, performance, projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and the negative thereof or similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, but are not limited to, statements regarding the following: SC Health’s or Rockley’s management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future; the potential impact of the proposed transaction on Rockley and the combined company, including Rockley’s ability to develop and commercially launch its products; the anticipated or potential features, benefits, and applications for Rockley’s products and technology and timing thereof; Rockley’s projected financial information and anticipated growth rate, the market opportunity for Rockley’s products and technology; the anticipated timing of the closing of the transaction; and the anticipated gross proceeds the transaction is expected to deliver to the combined company. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond SC Health’s, the Company’s, HoldCo’s, or the combined company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: (i) the ability of the parties to complete the transaction, including the PIPE financing, during the anticipated timeframe or at all; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and Plan of Merger; (iii) SC Health’s HoldCo’s, or Rockley’s, as applicable, ability to obtain additional financing to complete the transaction and execute on the Company’s strategy and business plan after the transaction and ability to obtain or maintain the listing of HoldCo ordinary shares and HoldCo warrants on the New York Stock Exchange following the transaction; (iv) the funds in the trust account being available to SC Health or, following the transaction, the combined company; (v) SC Health’s public securities’ liquidity and trading; (vi) the lack of a market for SC Health’s securities; (vii) the use of funds not held in the trust account or available to SC Health from interest income on the trust account balance; (viii) the trust account not being subject to claims of third parties; (ix) the number of SC Health shareholders voting against the proposed transaction; (x) the anticipated impact of the transaction on Rockley and the combined company, including Rockley’s ability to develop and commercially launch its products; (xi) the status and expectations regarding Rockley’s customer and potential customer relationships; (xii) the success of Rockley’s strategic relationships with third parties; (xiii) the ability of Rockley to increase market shares in its existing markets or any new markets it may enter; (xiv) changes adversely affecting the businesses in which Rockley is engaged; (xv) the ability of Rockley to manage its growth effectively; (xvi) Rockley’s or the combined company’s ability to execute on its business strategy and plans; (xvii) Rockley’s success in retaining or recruiting, or changes required in, officers, key employees, or directors following the transaction; (xviii) Rockley’s or the combined company’s ability to obtain any required regulatory approvals, including any required FDA approvals, in connection with Rockley’s anticipated products and technology; (xix) tax implications of the proposed transaction; (xx) Rockley’s ability to maintain and protect its intellectual property; (xxi) the ability the Rockley to achieve and maintain profitability in the future and (xxii) the impact of the COVID-19 pandemic; as well as the factors described under the heading “Risk Factors” in SC Health’s registration on Form S-1 (File No. 333-232240), the registration statement on Form S-4 (File No. 333-255019) filed by HoldCo and discussed below and other documents filed by SC Health or HoldCo from time to time with the U.S. Securities and Exchange Commission (the “SEC”). The forward-looking statements contained herein are based on SC Health’s, Rockley’s, and HoldCo’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting SC Health, Rockley, and HoldCo will be those that have been anticipated. SC Health, Rockley, and HoldCo undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where To Find It

In connection with the proposed transaction, Rockley Photonics Holdings Limited (“HoldCo”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-255019) (the “Registration Statement”), which includes a document that serves as a preliminary prospectus of HoldCo and preliminary proxy statement of SC Health Corporation (“SC Health”) and is referred to as a prospectus/proxy statement. SC Health will mail a final prospectus/definitive proxy statement and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the final prospectus/definitive proxy statement or any other document that SC Health will send to its shareholders in connection with the proposed transaction. Each of the parties also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of SC Health, Rockley Photonics Limited (the “Company”), and HoldCo are advised to read the Registration Statement, all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction, and when available, the final prospectus/definitive proxy statement in connection with SC Health’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the proposed transaction (and related matters) because the final prospectus/definitive proxy statement will contain important information about the proposed transaction and the parties to the proposed transaction. The final prospectus/definitive proxy statement will be mailed to shareholders of SC Health as of a record date to be established for voting on the proposed transaction. Investors and shareholders of SC Health will also be able to obtain copies of the final prospectus/definitive proxy statement and other documents that are filed or will be filed with the SEC by SC Health or HoldCo (including the Registration Statement), without charge, once available, at the SEC’s website at www.sec.gov. The documents filed by SC Health with the SEC may also be obtained free of charge at SC Health’s website at www.schealthcorp.com, or upon written request to: SC Health Corporation, 108 Robinson Road #10-00, Singapore 068900, Republic of Singapore.

Participants in the Solicitation

SC Health Corporation (“SC Health”), Rockley Photonics Limited (“Rockley” or the “Company”), Rockley Photonics Holdings Limited (“HoldCo”), Rockley Mergersub Limited, and their respective directors, executive officers, other members of management, and employees, under the rules of the U.S. Securities and Exchange Commission (the “SEC”), may be deemed to be participants in the solicitation of proxies of SC Health’s shareholders in connection with the proposed transaction. Information about SC Health’s directors and executive officers is set forth in SC Health’s annual report on Form 10-K filed with the SEC on March 31, 2021. To the extent that holdings of SC Health’s securities have changed since the amounts printed in SC Health’s’ annual report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such persons and other persons who may be deemed participants in the proposed transaction, including more detailed information regarding the names and interests in the proposed transaction of SC Health’s directors and officers, may be obtained by reading SC Health’s filings with the SEC as well as the registration statement on Form S-4 (File No. 333-255019) (the “Registration Statement”)

filed by HoldCo with the SEC in connection with the proposed transaction, which includes the preliminary proxy statement of SC Health and the preliminary prospectus of HoldCo for the proposed transaction. Additional information regarding the names and interests of the Company’s and HoldCo’s respective directors and executive officers and HoldCo’s director nominees may also be obtained by reading the Registration Statement filed with the SEC in connection with the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute, an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

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